

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 19, 2006

<u>Via U.S. mail and facsimile</u>

Mr. René J. Robichaud
President and Chief Executive Officer
NS Group, Inc.
530 West Ninth Street
Newport, KY 41071

> **Re:** **NS Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2006**
> **File No. 001-09838**

Dear Mr. Robichaud:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cautionary Statement Concerning Forward-Looking Statements, page 3</u>

1. Please remove the statement in the last paragraph of this section that you have not verified certain information, as you are responsible for the entire content of your proxy statement and cannot include language that could be interpreted as a disclaimer.

The Merger, page 8

Background of the Merger, page 8

2.   Please revise the disclosure throughout this section to identify those individuals who attended each meeting, whether in person or telephonically.

3.   We note the disclosure in the sixth paragraph on page 8. Please discuss in greater detail why your board of directors determined to pursue a merger transaction. In addition, please discuss in greater detail the strategic alternatives that your board of directors considered and why it determined that each of these alternatives was not as beneficial as a merger transaction.

4.   We note the disclosure in the seventh paragraph on page 8. Please explain why you continued to negotiate with IPSCO after ISPCO rejected your valuation.

5.   Please describe in greater detail the meeting of your board of directors that took place on August 18, 2006. Please also describe in greater detail the meeting of your board of directors that took place on September 4, 2006.

6.   We note the disclosure in the first full paragraph on page 9. Please explain why your board of directors determined to proceed with negotiations at that time.

7.   We note the disclosure in the last sentence of the first full paragraph on page 9. Please describe this discussion in greater detail.

8.   We note the disclosure in the second full paragraph on page 9. Please describe in greater detail the negotiation of the merger agreement. In this regard, please discuss the significant issues, including the break-up fee, the positions of each party with respect to these issues, and the resolution of these issues.

Reasons for the Merger; Recommendation of Our Board of Directors, page 9

9.   Please explain in greater detail how your board of directors analyzed each factor listed in the first, fifth, sixth, and eighth bullet points with respect to reaching a determination as to fairness.

10.   We note the disclosure under "Our Directors and Executive Officers May Have Interests in the Transaction that Are Different…" on page ii that your board of directors was aware of and considered the conflicts of interest of your directors and management that are described there. However, there is no discussion here that your board of directors considered these matters or whether they favored or detracted from the advisability of the transaction. Please revise accordingly.

Opinion of NS Group's Financial Advisor, page 11

11.   Please provide us with copies of all information Raymond James provided to your board of directors in connection with the proposed transaction, including any "board books" and summaries of oral presentations.

12.   We note the disclosure regarding the financial analyses performed by Raymond James. Please explain how an investor is supposed to analyze each of these analyses. In this regard, we note that there is no disclosure regarding how each analysis relates to the fairness determination.

13.   Please provide the information required by Item 1015(b)(3) of Regulation M-A.

14.   Please discuss any instructions that your board of directors gave to Raymond James, and whether and to what extent it imposed limitations on the scope of Raymond James' investigations. See Item 1015(b)(6) of Regulation M-A.

15.   On page 15, please disclose the fee you paid Raymond James for its fairness opinion.

Dissenters' Rights, page 25

16.   Please remove the statement in the third sentence of the first paragraph that your description is "not a complete description…" A summary, by its nature, is not complete. Your language suggests that you may not have outlined the material provisions of Kentucky law relating to dissenters' rights. Please also comply with this comment in the second sentence of the first paragraph under the heading "Terms of the Merger Agreement" on page 27.

Terms of the Merger Agreement, page 27

17.   Please revise the first and second sentences of the second paragraph to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

18.   Please note that, notwithstanding your statements in the third and fourth sentences of the second paragraph, you are responsible for considering whether additional disclosure may be required to make the statements included in your proxy statement not misleading.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

Mr. René J. Robichaud
NS Group, Inc.
October 19, 2006
Page 5

cc: Ms. Stephanie M. Hosler
         Bryan Cave LLP
         211 North Broadway, Suite 3600
         St. Louis, MO 63102